Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
G&K Services, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Cintas Corporation of our reports dated August 26, 2016, with respect to the consolidated balance sheets of G&K Services, Inc. and subsidiaries as of July 2, 2016 and June 27, 2015, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, cash flows and the related financial statement Schedule II for each of the fiscal years in the three-year period ended July 2, 2016, and the effectiveness of internal control over financial reporting as of July 2, 2016, which reports appear in the Form 8‑K of Cintas Corporation dated March 6, 2017, and to the reference to our firm under the heading “Experts” in the registration statement.
/s/ KPMG LLP
Minneapolis, Minnesota
March 6, 2017